Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges

Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2013	2012	2011	2010	2009

Earnings:
Income before assessments	$338,600	$401,020	$302,623	$375,501	$777,695
Fixed Charges	367,235	437,676	445,579	623,824	1,158,079

Total Earnings	$705,835	$838,696	$748,202	$999,325	$1,935,774

Fixed Charges:
Interest Expense	$366,235	$436,676	$444,579	$622,824	$1,157,079
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000

Total Fixed Charges	$367,235	$437,676	$445,579	$623,824	$1,158,079

Ratio of Earnings to Fixed Charges	1.92	1.92	1.68	1.60	1.67